

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

Via E-mail
Brian E. Schaaf
Vice President and Assistant Treasurer
Ford Credit Floorplan Master Owner Trust A
Ford Motor Credit Company LLC
One American Road
Dearborn, Michigan 48126

> **Re:** **Ford Credit Floorplan Master Owner Trust A**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 333-60756-04**

Dear Mr. Schaaf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 2

1. We note your discussion of the material instances of noncompliance that were identified in the assessment provided by The Bank of New York Mellon, and that The Bank of New York Mellon has confirmed that it had no reason to believe there were any material instances of noncompliance related to any securities issued by the Trust. Specifically, we note that the second paragraph states that Regulation AB does not contemplate identifying noncompliance on an individual transaction basis. Because we believe that this statement is not related to the discussion of material instances of noncompliance, this statement need not and should not be included. Please confirm that in future filings, where applicable, you will not include such statement.

Item 15 – Exhibits and Financial Statements and Schedules, page 2

Exhibit 31.1

2.   We note that paragraph 3 contains a typographical error relating to the term "periodic reports." Please confirm that in future filings, you will correct this typographical error.

Schedule A to Exhibit 33.2

3.   We note the disclosure here regarding The Bank of New York Mellon's identified material instances of noncompliance with the Item 1122 servicing criteria. With a view to disclosure, please tell us the whether the transactions covered by this Form 10-K are part of the sample transactions reviewed to assess compliance with the applicable servicing criteria. If the transactions covered by this Form 10-K were part of the transactions reviewed, please advise whether the identified instances of noncompliance involved any of these transactions.

4.   Also, with respect to the identified material instance of noncompliance with Item 1122(d)(3)(ii), we note your statement that "when management becomes aware that such changes are necessary, the applicable payments are adjusted and revisions are made to ensure that future payments will be allocated and remitted in accordance with the distribution priority and other terms set forth in the transaction agreements." With a view to disclosure, please tell us:

•   whether investors whose payments were impacted were notified of the errors and, if so, how they were notified;
•   whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made;
•   whether corrected investor reports were provided to affected investors and, if necessary, filed as amendments to Forms 10-D.

5.   Please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comments, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material impacts of noncompliance that have affected payments or expected payments on the asset-backed securities and the party's current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

Forms 10-D

Exhibit 99

6.   It does not appear that you have provided all the information required by Item 1121 of Regulation AB. Specifically, the Forms 10-D omit the determination date as required by

Item 1121(a)(1); updated pool composition information as required by Item 1121(a)(8); delinquency and loss information (e.g., dealer credit status) as required by Item 1121(a)(9); and, if applicable, information about asset pool changes as required by Item 1121(a)(14). Please amend each Form 10-D that failed to include such information. Please also confirm that you will include such information in future filings.

7.   Also, we note that you have included a website address for "additional information" regarding the portfolio for the Servicer and the Trust in the distribution reports attached to your Forms 10-D. However, Item 1 of Form 10-D states that the attached distribution report and the information provided in the form must together contain the information required by Item 1121 of Regulation AB. We also note that the website address is not currently a valid address. Please provide a valid address in your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202.551.3811 or me at 202.551.3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

Cc: Susan J. Thomas